23 April 2026

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Sasha Parikh and Christine Torney

Re: Immutep Limited

Form 20-F for the Fiscal Year Ended June 30, 2025

Filed October 24, 2025

File No. 001-35428

Ladies and Gentlemen,

We acknowledge receipt of the Division of Corporation Finance’s (the “Staff”) Comment Letter dated 7 April 2026 regarding the above referenced annual report on Form 20-F and appreciate the opportunity to respond to the Staff’s comment.

For the convenience of the Staff, we have incorporated the text of the Staff’s comment in the Comment Letter into this response letter below, followed by the Company’s response.

Staff Comment

“Your disclosure explaining the increase in “Research and Development and Intellectual Property Expense” from fiscal year 2024 to fiscal year 2025 of approximately A$20 million appears vague. To the extent you track any of your research and development costs, please provide disclosure to be included in future periodic reports of the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. For any costs not attributed to specific research and development projects, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Statements of Comprehensive Income. Tell us the periodic report that will reflect the revised research and development disclosures.”

Company Response

The Company respectfully acknowledges the Staff’s comment and agrees that additional disaggregation would enhance transparency.

Our research and development expenses consist of both internal and external components.

Internal research and development expenditures—such as internal personnel costs, shared laboratory and research infrastructure, quality systems, pharmacovigilance, and select regulatory and administrative functions—are not tracked at the project level, as these activities support multiple programs or overarching platform initiatives. Allocating these expenses to individual projects is neither meaningful nor reflective of management’s approach to evaluating R&D performance or resource allocation. Internal expenses comprise a substantial portion of total research and development and intellectual property expenses.

While external R&D expenses incurred through contract research organizations (CROs) and contract manufacturing organizations (CMOs) are tracked by project, these figures do not necessarily reflect the full scope of R&D efforts attributable to any project and may fluctuate materially from period to period. Therefore, disclosing external R&D expenditures by project may present an incomplete and potentially misleading picture to investors, as such figures represent only a portion of total R&D investment.

Consistent with this cost tracking approach and with disclosure practices commonly accepted for clinical-stage biotechnology companies, the Company proposes to enhance its future disclosures as follows:

•

Research and development and intellectual property expenses will be presented on a disaggregated basis by major activity such as Clinical development and Manufacturing activities etc for all periods presented.

•	The enhanced disclosure will include a reconciliation to total research and development and intellectual property expense reported in the Statements of Comprehensive Income for each period presented.

The Company believes this approach appropriately balances providing investors with additional transparency while avoiding arbitrary allocations of shared costs to project level that would not reflect the underlying economics of the Company’s operations.

Future Disclosure Commitment

The Company will undertake to enhance its research and development disclosures in its future periodic reports, commencing with its annual report on Form 20-F for its year ending 30 June 2026, to include a tabular presentation of research and development and intellectual property expenses by major activities such as Clinical, Manufacturing etc.

For the Staff’s reference, the Company’s proposed revised Form 20-F disclosure is included in Appendix A to this letter.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of all disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

Please contact the undersigned if you require any additional information.

Yours sincerely,

Marc Voigt

Chief Executive Officer

Immutep Limited

Appendix A

Proposed Form 20-F Disclosure — Research and Development and Intellectual Property Expense

Item 5.A – Operating Results

Research and Development and Intellectual Property Expense

Research and development and intellectual property expense primarily relates to external and internal costs incurred in connection with the discovery, development, manufacturing and regulatory advancement of our product candidates, as well as costs associated with the protection and maintenance of our intellectual property portfolio.

We track the majority of our external research and development expenses by major development activities. In some cases we also track by clinical programs where costs are directly attributable, including external clinical trial costs, third-party manufacturing activities and certain regulatory and development services. Most of our internal research and development expenses support multiple programs and are tracked by major development activities but are not attributed to individual projects, as such costs are not meaningfully attributable on a standalone program basis.

The following table summarizes our research and development and intellectual property expenses by major activities for the periods presented, together with a reconciliation to total research and development and intellectual property expenses on the Statements of Comprehensive Income.

Table: Breakdown of Research and Development and intellectual property expenses by Major Activities (disclosures shown for FY25 report for illustrative purposes)

Research & development and intellectual property expenses by Major Activity	FY2025	FY2024
	A$[5]	A$
Clinical trial costs[1]	44,677,614	25,801,018
Clinical trials for Eftilagimod Alfa (“efti”)	38,788,368	22,483,746
Clinical trial for IMP761	2,662,927	328,953
Clinical trial cost not allocated to product level[1,2]	3,226,319	2,988,319
Manufacturing[1]	6,939,082	4,412,294
Eftilagimod Alfa	5,206,052	2,624,587
IMP761	368,707	970,019
Manufacturing cost not allocated to product level[1,3]	1,364,323	817,688
Regulatory affairs, medical and quality[1]	3,369,273	2,897,009
Amortisation of Intellectual property	2,086,441	1,964,566
Pre-clinical research[1]	1,423,082	4,204,750
R&D admin and other[1,4]	1,045,796	879,663
Intellectual property management[1]	1,869,245	1,387,424
Total Research & development and intellectual property expenses	61,410,533	41,546,724

1.	The cost includes internal personnel costs attributed to major activities based on primary job function of each employee
2.	Mainly staff cost and overhead for clinical department employees
3.	Mainly staff costs and overheads associated with employees who manage manufacturing-related activities
4.	R&D admin and other primarily relate to R&D administrative staff costs, shared research facility, R&D admin activities and other R&D development support costs
5.	References to ‘A$’ are to Australian dollars

Explanation of Year-on-Year Movement

According to the table above, total research and development and intellectual property expenses rose from A$41,546,724 in fiscal year 2024 to A$61,410,533 in fiscal year 2025.

The year-on-year increase was primarily driven by higher costs in several areas.

Firstly, there was a significant rise of A$18.9 million in clinical trial expenses, mainly due to the progression of clinical development activities for TACTI-004, a randomised, double-blind, controlled Phase III study evaluating eftilagimod alfa (efti), a first-in-class MHC Class II agonist, in combination with MSD’s (Merck & Co., Inc., Rahway, NJ, USA) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab), and chemotherapy as first line therapy for patients with advanced or metastatic non-small cell lung cancer with no EGFR, ALK or ROS1 genomic tumour aberrations. The study aimed to recruit approximately 756 patients globally. Increased patient enrollment, site activities and CRO (Contract Research Organization) trial management services contributed to the higher clinical development spend.

The increase of IMP761 clinical trial costs of A$2.3 million in fiscal year 2025 also contributed to the overall increase in total clinical trial costs. The increase in fiscal year 2025 was primarily due to the planned ramp-up of clinical trial activities for the first-in-human Phase I study of IMP761.

Secondly, intellectual property management expenses increased from A$1,387,424 in fiscal year 2024 to A$1,869,245 in fiscal year 2025 due to an increase in the patent filing activities.

In addition, manufacturing expenses also increased by A$2.5 million in fiscal year 2025, reflecting higher drug manufacturing activities to support ongoing and planned clinical trials. These increases were partially offset by a decrease of A$2.8 million in pre-clinical research costs, consistent with the shift in development focus toward clinical programs.